25 Years
Apollo Hospitals
touching lives

August 26, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Limited Review Report – First Quarter Results

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Auditors have conducted the limited review of the unaudited financial results for the quarter ended 30th June 2009 and the copy of the said report is enclosed herewith.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

dlw 10/7

IS/ISO 9001:2000

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES:
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel.: 91-80-23530535
3, Artsan Towers, II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, **Coimbatore - 641 045.** Tel.: 91-422-4367065

Tel.: 91-44-24991147
24994423
24994510
Fax: 91-44-24994510
Grams: BROWNTIC
E-Mail: sviswa1@vsnl.com
Website: www.sviswanathan.com

Review Report to M/s. Apollo Hospitals Enterprise Limited

We have reviewed the accompanying statement of unaudited financial results of Apollo Hospitals Enterprise Limited for the period ended 30th June, 2009. This statement is the responsibility of the Company's Management and has been approved by the Board of directors/ committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and an analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For M/s S Viswanathan.
Chartered Accountants
25/08/09
V C Krishnan
Partner
Membership No: 22167

Chennai
Date: 25/08/2009

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results for the Quarter ended 30th June 2009

(Rs.in Lakhs)

Sno	Particulars	Quarter Ended		Year Ended
		Unaudited	Unaudited	Audited
		30.06.2009	30.06.2008	31.03.2009
1	(a)Income from Services	40,590	32,907	145,798
	(b) Other Operating Income		-	-
	Total Income (a + b)	40,590	32,907	145,798
2	Expenditure			
	(a) Increase/Decrease in Stock in trade			
	(b) Consumption of Materials	21,383	17,401	76,865
	(c) Employees Cost	6,297	4,830	22,105
	(d) Depreciation	1,304	978	4,392
	(e) Other expenditure	1,082	1,057	4,159
	(f) General Administrative Expenses	4,716	3,999	18,774
	(g) Selling and Distribution Expenses	351	207	1,883
	Total Expenditure	35,133	28,472	128,178
3	Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)	5,457	4,435	17,620
4	Other Income	1,484	387	2,237
5	Profit before Interest & Exceptional items (3 + 4)	6,941	4,822	19,857
6	Interest (≠)	936	400	2,231
7	Profit after Interest but before Exceptional items (5 - 6)	6,005	4,422	17,626
8	Exceptional items (###)			-
9	Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)	6,005	4,422	17,626
10	Provision for Taxation			
	Current	1,478	1,386	4,798
	Previous	-	-	-
	Deferred	106	60	369
	Fringe Benefit tax	-	49	250
11	Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)	4,421	2,927	12,209
12	Extraordinary item (###)	-	-	402
13	Net Profit (+) / Loss (-) for the period (11 - 12)	4,421	2,927	11,807
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,178	5,868	6,024
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year			131,062
16	EPS for the period for the year to date and for previous year			
	Before Extraordinary Item			
	Basic	*7.19	*4.99	20.25
	Diluted	*7.16	*4.74	19.54
	After Extraordinary Item			
	Basic	*7.19	*4.99	19.80
	Diluted	*7.16	*4.74	19.11
17	Total Public Shareholding (##)			
	(a) Number of Shares	36,393,022	37,770,561	36,414,617
	(b) Percentage of Shareholding	58.90	64.36	60.45
18	Promoters and Promoter Group Shareholding			
	a)Pledged/Encumbered			
	- No.of shares	14,510,086		10,975,086
	- Percentage of shares (as a % of the total shareholding of promoters and promoter group	70.08%		57.36%
	- Percentage of shares (as a % of the total share capital of the company)	23.48%		18.22%
	b) Non-Encumbered			
	- No.of shares	6,193,951		8,158,199
	- Percentage of shares (as a % of the total shareholding of promoters and Promoter Group)	29.92%		42.64%
	- Percentage of shares (as a % of the total share capital of the company)	10.03%		13.54%

* Not Annualised

- represents amount paid to Belhoul Hospital, Dubai towards out of court settlement.

≠ - Includes one time Forex Loss.

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2009

(Rs.in Lakhs)

Particulars	Quarter Ended		Year Ended
	Unaudited	Unaudited	Audited
	30.06.2009	30.06.2008	31.03.2009
1.Segment Revenue (Net Sales / Income from each segment)			
a) Healthcare Services	30,641	26,155	112,380
b) Pharmacy	9,953	6,755	33,433
c) Others	1,484	387	2,237
SUB - TOTAL	42,078	33,297	148,050
Less : Intersegmental Revenue	4	3	15
Net Sales / Income from Operations	42,074	33,294	148,035
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)			
a) Healthcare Services	6,057	4,892	19,847
b) Pharmacy	(600)	(457)	(2,227)
c) Others	1,484	387	2,237
	-	-	-
SUB - TOTAL	6,941	4,822	19,857
Less : (i)Interest (Net)	936	400	2,231
(ii)Other un-allocable expenditure net of un-allocable income	-	--	402
Profit Before Tax	6,005	4,422	17,224
3. Capital Employed			
(Segment Assets-Segment Liabilities)			
a) Healthcare Services	135,762	94,428	125,543
b) Pharmacy	15,951	10,597	14,967
c) Others	41,511	54,613	41,520
TOTAL	193,224	159,638	182,030

Notes :

1 The above financial results were renewed by the Audit Committee and approved by the Board of Directors at i held on 18th July 2009.

2 During the quarter, the company has allotted 15.49 lakhs equity shares of Rs.10/-each at a price of Rs.497.69 pe (including premium of Rs.487.69 per share) to Dr Prathap C Reddy, one of the promoters of the Company. Consequent to the allotment, the paid up equity share capital of the Company increased to Rs.6178.48 lakhs frc

3 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st March 2009	Received during the quarter	Disposed off during the quarter	Lying unresolved as on 30th june 2009
Nil	32	32	Nil

4 Previous quarter/period's figures have been regrouped/rearranged.

RECEIVED

2009 OCT -6 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 Years
Apollo Hospitals
touching lives

AHEL / SEC / 2009

9th September 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

Organization Accredited by Joint Commission International

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Disclosure for informing details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s) by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	**Apollo Hospitals Enterprise Limited**
Date of Reporting	**9th September 2009**
Name of the Stock Exchanges where shares of reporting company are listed	(1) Bombay Stock Exchange Ltd (2) National Stock Exchange of India Ltd, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights.	Details of shareholding/voting rights (in Number and %) of persons mentioned at (A) as informed u/r 8(1) to target company											
Names	As on March 31 Current year (2009)		As on March 31 Previous year (2008)		Changes if any between (A) & (B)		As on record date for dividend Current year (2009)		As on record date for dividend Previous year (2008)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Nil	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Note:

(i) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares of face value of Rs.10/- each allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.

(ii) The paid-up capital of the company has been increased from Rs. 60,23,57,020 to 61,78,48,590 upon 15,49,157 equity shares of face value of Rs.10/- each allotted to Dr. Prathap C. Reddy, promoter on 18-Apr-2009.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)												
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2009)		As on March 31 Previous year (2008)		Changes if any between (A) & (B)		As on record date for dividend Current year (2009)		As on record date for dividend Previous year (2008)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
As per Annexure												
Total No. of Shares	**19,133,285**	**31.76**	**16,118,831**	**27.47**	**3,014,454**	**4.30**	**20,704,037**	**33.51**	**18,918,831**	**32.24**	**1,785,206**	**1.27**

Note:

(i) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares of face value of Rs.10/- each allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.

(ii) The paid-up capital of the company has been increased from Rs. 60,23,57,020 to 61,78,48,590 upon 15,49,157 equity shares of face value of Rs.10/- each allotted to Dr. Prathap C. Reddy, promoter on 18-Apr-2009.

Signature of the Authorised Signatory :

S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

Place : CHENNAI
Date : 9th September 2009

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2009)		As on March 31 Previous year (2008)		Changes if any between (A) & (B)		As on record date for dividend Current year (2009)		As on record date for dividend Previous year (2008)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Dr. Prathap C Reddy	1,205,493	2.00	1,205,493	2.05	0	0.00	1,579,650	2.56	1,205,493	2.05	374,157	0.50
Ms. Sucharitha Reddy	1,370,837	2.28	1,470,837	2.51	-100,000	-0.23	1,370,839	2.22	1,470,837	2.51	-99,998	-0.29
Ms. Preetha Reddy	1,682,270	2.79	732,270	1.25	950,000	1.55	1,683,270	2.72	1,732,270	2.95	-49,000	-0.23
Ms. Suneeta Reddy	1,501,795	2.49	601,795	1.03	900,000	1.47	1,500,795	2.43	1,501,795	2.56	-1,000	-0.13
Ms. Shobana Kamineni	1,094,976	1.82	1,144,976	1.95	-50,000	-0.13	1,094,976	1.77	1,144,976	1.95	-50,000	-0.18
Ms. Sangita Reddy	2,486,254	4.13	1,286,254	2.19	1,200,000	1.94	2,486,254	4.02	2,186,254	3.73	300,000	0.30
Mr. Karthik Anand	110,300	0.18	110,300	0.19	0	0.00	110,300	0.18	110,300	0.19	0	0.00
Mr. Harshad Reddy	105,100	0.17	105,100	0.18	0	0.00	105,100	0.17	105,100	0.18	0	0.00
Ms. Sindhoori Reddy	258,300	0.43	258,200	0.44	100	-0.01	258,300	0.42	258,200	0.44	100	-0.02
Mr. Adithya Reddy	105,100	0.17	105,100	0.18	0	0.00	105,100	0.17	105,100	0.18	0	0.00
Ms. Upsana Kamineni	133,638	0.22	133,638	0.23	0	0.00	133,638	0.22	133,638	0.23	0	0.00
Mr. Puvansh Kamineni	106,100	0.18	106,100	0.18	0	0.00	106,100	0.17	106,100	0.18	0	0.00
Ms. Anushpala Kamineni	129,587	0.22	129,587	0.22	0	0.00	129,587	0.21	129,587	0.22	0	0.00
Mr. Anandith Reddy	115,100	0.19	115,100	0.20	0	0.00	115,100	0.19	115,100	0.20	0	0.00
Mr. Viswajith Reddy	111,150	0.18	111,150	0.19	0	0.00	111,150	0.18	111,150	0.19	0	0.00
Mr. Viraj Madhavan Reddy	84,112	0.14	84,112	0.14	0	0.00	84,112	0.14	84,112	0.14	0	0.00
Mr. P. Obul Reddy	9,000	0.01	9,000	0.02	0	0.00	9,000	0.01	9,000	0.02	0	0.00
Mr. P. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00	666	0.00	666	0.00	0	0.00
Mr.Vishweshwar Reddy	788,710	1.31	788,710	1.34	0	0.00	788,710	1.28	788,710	1.34	0	0.00
Mr. Anil Khamineni	10	0.00	10	0.00	0	0.00	10	0.00	10	0.00	0	0.00
M/s. PCR Investments Ltd	7,713,587	12.81	7,599,233	12.95	114,354	-0.14	8,910,180	14.42	7,599,233	12.95	1,310,947	1.47
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00	5,600	0.01	5,600	0.01	0	0.00
M/s. Apollo Health Association	15,600	0.03	15,600	0.03	0	0.00	15,600	0.03	15,600	0.03	0	0.00
Total	**19,133,285**	**31.76**	**16,118,831**	**27.47**	**3,014,454**	**4.30**	**20,704,037**	**33.51**	**18,918,831**	**32.24**	**1,785,206**	**1.27**

Note:

(i) During the Financial Year 2008-2009, the paid-up capital of the company has been increased from Rs.58,68,57,020 to Rs. 60,23,57,020 upon 15,50,000 equity shares of face value of Rs.10/- each allotted to Ms. Sangita Reddy, promoter on 22-Aug-2008.

(ii) The paid-up capital of the company has been increased from Rs. 60,23,57,020 to 61,78,48,590 upon 15,49,157 equity shares of face value of Rs.10/- each allotted to Dr. Prathap C. Reddy, promoter on 18-Apr-2009.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

4th September 2009

From

Preetha Reddy
No. 5 Subba Rao Avenue
2nd Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on record date (ie., 26th August 2009).

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters

PREETHA REDDY
Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (c) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2009.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on record date (26th August 2009) in accordance with the Regulations.	20,704,937	33.51%

PREETHA REDDY

Place : Chennai

Date : 4th September 2009

ANNEXURE

Sl. No.	Names	Share Holding as on 26-Aug-2009	% of Capital
1	Dr. Prathap C Reddy	1,579,650	2.56
2	Ms. Sucharitha Reddy	1,370,839	2.22
3	Ms. Preetha Reddy	1,683,270	2.72
4	Ms. Suneeta Reddy	1,500,795	2.43
5	Ms. Shobana Kamineni	1,094,976	1.77
6	Ms. Sangita Reddy	2,486,254	4.02
7	Mr. Karthik Anand	110,300	0.18
8	Mr. Harshad Reddy	105,100	0.17
9	Ms. Sindhoori Reddy	258,300	0.42
10	Mr. Adithya Reddy	105,100	0.17
11	Ms. Upsana Kamineni	133,638	0.22
12	Mr. Puvansh Kamineni	106,100	0.17
13	Ms. Anushpala Kamineni	129,587	0.21
14	Mr. Anandith Reddy	115,100	0.19
15	Mr. Viswajith Reddy	111,150	0.18
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P. Obul Reddy	9,000	0.01
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.28
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	8,910,180	14.42
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	**20,704,037**	**33.51**

PREETHA REDDY

25 Years
Apollo Hospitals
touching lives

RECEIVED
2009 OCT -6 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 29, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Proceedings of Annual General Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the certified true copy of the proceedings of Annual General Meeting of the Company held on 26th August 2009.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

MINUTES OF THE 28TH ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 10.00 A.M. ON WEDNESDAY, THE 26TH DAY OF AUGUST 2009 AT KAMARAJ ARANGAM, NO. 492 ANNA SALAI, CHENNAI – 600 018.

DIRECTORS PRESENT:

(i) Dr. Prathap C Reddy, Executive Chairman
(ii) Ms. Preetha Reddy, Managing Director
(iii) Ms. Suneeta Reddy, Executive Director - Finance
(iv) Ms. Sangita Reddy, Executive Director - Operations
(v) Mr. Habibullah Badsha, Director
(vi) Mr. Deepak Vaidya, Director
(vii) Mr. Rajkumar Menon, Director
(viii) Mr. Rafeeque Ahamed, Director
(ix) Mr. G. Venkatraman, Director
(x) Mr. Khairil Anuar Abdullah, Director
(xi) Mr. Steven Thompson, Director
(xii) Mr. Neeraj Bharadwaj, Director

Members : 1080
Proxies : 153

NOTICE: Dr. Prathap C Reddy, Executive Chairman took the chair and welcomed the members and with the permission of the members took the notice of the meeting as read.

AUDITORS REPORT: As requested by the Chairman, Mr.S.K.Venkataraman, Chief Financial Officer and Company Secretary read the Auditors' Report for the year ended 31st March 2009.

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

The Chairman extended a hearty and warm welcome to the Members present at the 28th Annual General Meeting and introduced the members of the Board to the shareholders.

ITEM NO. 1:

Adoption of Audited Accounts of the Company for the year ended 31st March 2009.

The Chairman informed the members that the Company's turnover has been increased from Rs.1,152 crores last year to Rs.1,480 crores this year, representing a growth of over 29%. During the same period, the net profit (before extraordinary item) has increased from Rs. 102 crores to Rs.122 crores- a growth rate of 20% and the net profit (after extraordinary item) has also increased to Rs.118 crores from Rs.102 crores- a growth rate of 16%, EPS has also increased to Rs.19.80 from Rs.18.61- a growth rate of 6%.

The Group turnover has been increased from Rs.1,242 crores last year to Rs.1,635 crores this year, an impressive growth of 32% and the net profit has also increased from Rs. 77 crores to Rs.103 crores- a growth rate of 33%.

This significant performance is a result of sustained efforts from our doctors, nurses and paramedics and other staff, and continued support from shareholders, customers, and well wishers.

Then the Chairman with the permission of the members took the Directors Report and the Audited Statement of Accounts as read and moved the following resolution.

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

"RESOLVED THAT the Balance Sheet as at 31st March 2009 and the Profit and Loss Account for the year ended 31st March 2009 along with Directors' and Auditors' Report thereon be and hereby considered and adopted."

Then Chairman before putting the resolution to vote, invited questions from the shareholders on the financials. Some shareholders have raised questions on financials.

The Chairman and Mr. S.K. Venkataraman, Chief Financial Officer & Company Secretary then answered in detail the questions raised by the shareholders up to their satisfaction.

The resolution was seconded by Mr. Srinivasan and the same was passed unanimously.

ITEM NO. 2:

To declare dividend of Rs. 6.50 per share (65%) on the equity shares of the company for the year ended 31st March 2009.

Mr. Srinivasan moved the following resolution.

"RESOLVED THAT pursuant to the recommendations of the Board of Directors, dividend of Rs. 6.50 per equity share (65%) for the year ended 31st March 2009 be and is hereby declared out of profits of the Company in respect of equity shares of the Company and the said dividend be paid to those shareholders whose names appear on the Company's Register of Members as at the closing hours of the business on 21st August 2009 and that the dividend warrants be posted within 30 days hereof to those shareholders who are entitled to receive payment."

Mr. M.P. Jayaraman seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 3 :

Appointment of Smt. Sangita Reddy as a Director of the Company.

Dr. Prathap C Reddy, Chairman was interested in the Item No. 3 of the Notice requested Mr. Habibullah Badsha to chair the Meeting for this item. Mr.Habibullah Badsha took the chair and conducted the proceedings.

Mr. Praful Chawala moved the following resolution

"RESOLVED THAT Smt. Sangita Reddy who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Jayaraman seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 4:

Appointment of Shri. Deepak Vaidya as a Director of the Company.

Mr. Vaidyanathan moved the following resolution.

"RESOLVED THAT Shri. Deepak Vaidya who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Srinivasan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 5:

Appointment of Shri. P. Obul Reddy as a Director of the Company.

Dr. Prathap C Reddy, Chairman was interested in the Item No. 5 of the Notice requested Mr. Habibullah Badsha to chair the Meeting for this item. Mr.Habibullah Badsha took the chair and conducted the proceedings.

Mr. Surajmal Kankani moved the following resolution.

"RESOLVED THAT Shri. P. Obul Reddy who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. V. Subramaniam seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 6:

Appointment of Shri. Rafeeque Ahamed as a Director of the Company.

Dr. Prathap C Reddy took the chair and continued the proceedings.

Mr. Vaidyanathan moved the following resolution.

"RESOLVED THAT Shri. Rafeeque Ahamed who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Jayaraman seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 7 :-

Re-appointment of M/s. S. Viswanathan, Chartered Accountants as Statutory Auditors of the Company.

Mr. Surajmal Kankani moved the following resolution.

"RESOLVED THAT M/s. S. Viswanathan, Chartered Accountants, Chennai, who retire at this meeting be and is hereby re-appointed as Statutory Auditors of the Company till the conclusion of the next Annual General Meeting on the remuneration of Rs.1,500,000/- per annum (exclusive of service tax)."

Mr. Praful Chawala seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

ITEM NO. 8:-

Approval to issue Foreign Currency Convertible Bonds to International Finance Corporation, (IFC) Washington.

Mr. Vaidyanathan moved the following resolution as a special resolution.

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and subject to the provisions of the Foreign Exchange Management Act, 1999, the Foreign Exchange Management (Transfer or Issue of Foreign Security) Regulations, 2000, the Issue of Foreign Currency Convertible Bonds and Ordinary shares (through Depository Receipt Mechanism) Scheme, 1993, as amended from time to time ("**FCCB Scheme**") and other applicable laws, regulations and guidelines issued by the Government of India, the Reserve Bank of India, the Securities and Exchange Board of India and any competent authorities and clarifications issued thereon from time to time, as well as such approvals, permissions, consents and sanctions as may be necessary from the Government of India, the Reserve Bank of India, the Securities and Exchange Board of India, Registrar of Companies and/or any other regulatory authority and subject to the conditions and modifications as may be prescribed by any of them while granting such approvals, permissions, consents or sanctions and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the Board, which term shall include any Committee thereof) and the enabling provisions of the Memorandum and Articles of Association of the Company, the Listing Agreements entered into by the Company with the Stock Exchanges where the Company's Equity Shares are listed, consent of the Company is hereby accorded to create, offer and, issue

of Foreign Currency Convertible Bonds (FCCBs) for a value of up to United States Dollars Fifteen Million (USD 15,000,000), to International Finance Corporation, an international organization established by Articles of Agreement among its member countries including the Republic of India (hereinafter referred to as "**IFC**"), subject to such terms and conditions as agreed by and between the Company and IFC and stipulated in the FCCB Loan Agreement dated June 18, 2009 ("**FCCB Loan Agreement**"), a copy whereof was placed on the table at the meeting, and which FCCBs shall be convertible into Equity Shares of the Company at the option of IFC, without requiring any further approval or consent from the shareholders, and at such conversion price which is the higher of Rs. 605 or the price determined in accordance with the FCCB Scheme and applicable laws. "

"RESOLVED FURTHER THAT

(i) the FCCBs to be so created, offered, issued and allotted shall be subject to the provisions of the FCCB Loan Agreement; and

(ii) the new Equity Shares to be issued/allotted upon conversion of FCCBs shall rank *pari passu* with the existing Equity Shares of the Company and shall be subject to the provisions of Memorandum and Articles of Association of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the FCCBs or as may be necessary in accordance with the terms of the offering, all such Equity Shares ranking *pari passu* with the existing Equity Shares of the Company in all respects, as provided under the terms of the issue and in the offering documents."

"RESOLVED FURTHER THAT the issue of Equity Shares underlying the Securities to the holders of the FCCBs shall, *inter alia*, be subject to the following terms and conditions:

(i) in the event of the Company making a bonus issue by way of capitalisation of its profits or reserves prior to the allotment of the Equity Shares, the number of shares to be allotted shall stand augmented in the same proportion in which the equity share capital increases as a consequence of such bonus issue and the premium, if any, shall stand reduced pro tanto;

(ii) in the event of the Company making a rights offer by issue of Equity Shares prior to the allotment of the Equity Shares, the entitlement to the Equity Shares shall stand increased in the same proportion as that of the rights offer and such additional Equity Shares shall be offered to the holders of the FCCBs at the same price at which the same are offered to the existing shareholders; and

(iii) in the event of any merger, amalgamation, takeover or any other re-organization or any other similar event specified in the FCCB Loan Agreement, the number of shares, the price and the time period as aforesaid shall be suitably adjusted as specified therein."

Mr. Padmanabhan seconded the resolution. The Chairman put the resolution to vote by show of hands.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 8:-

Approval to create equitable mortgage and / or charge over the assets of the Company in favour of lenders including International Finance Corporation (IFC), Washington under Section 293 (1) (a) of the Companies Act, 1956, for securing the term loan sanctioned by them.

Mr. Lakshmi Narayanan moved the following resolution as an ordinary resolution.

"RESOLVED THAT the consent of the Company be and is hereby accorded in terms of Section 293(1) (a) and other applicable provisions, if any, of the Companies Act, 1956 for mortgaging, hypothecating and/ or charging by the Board of Directors of the Company, of all the immovable and movable properties of the Company wheresoever situate, present and future, and/or conferring power, to enter upon and to take possession of assets of the Company in certain events, to or in favour of the lenders, banks, financial institutions, export credit agencies or multilateral financial institutions including International Finance Corporation (IFC), Washington, (hereinafter referred to as the "Creditors") to secure the financial assistance provided/to be provided by them to the Company together with and all other monies payable by the Company to the Creditors under the loan agreements/ letters of sanction/ memorandum of terms and conditions entered into/ to be entered into by the Company in respect of the said financial assistance, not exceeding Rs.2000 crores at any point of time."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to finalize with the Creditors, the documents for creating aforesaid mortgage, hypothecation and/or the charge and to do all such acts deeds and things as may be necessary for giving effect to the above resolution."

"RESOLVED FURTHER THAT the mortgage/ charge / hypothecation created/ to be created and/or all agreements/ documents executed/ to be executed and all acts done by and with the authority of the Board of Directors are hereby confirmed and ratified."

Ms. Uma seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 9:-

Payment of compensation to Non Executive Directors.

Mr. Surajmal Kankani moved the following resolution as a special resolution.

"RESOLVED THAT in supersession of the special resolution passed by the members at the Annual General Meeting held on 7th August 2006 and in conformity with the provisions of Article 101(c) of the Articles of Association of the Company and pursuant to the provisions of Section 309(4) of the Companies Act, 1956 and other applicable provisions, if any, of the Companies Act, 1956 and subject to such statutory approvals including

approval from Ministry of Corporate Affairs, as may be necessary, authority be and is hereby accorded to the payment of commission to the Non-Executive and Independent Directors of the Company (other than the Managing Director and/or Whole Time Directors) to be determined by the Board of Directors for each Non-Executive and Independent Director for each financial year over a period of 5 (five) years with effect from 1st April 2009 to be calculated in accordance with the provisions of Sections 198, 349 and 350 and other provisions, if any, of the Companies Act, 1956 and distributed between such Directors in such a manner as the Board of Directors may from time to time determine within the maximum limit of 1% (one percent) of net profits of the Company, in addition to the sitting fees being paid by the Company for attending the Board/Committee Meetings of the Company."

Ms. Udaya Balasubramanian seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

Vote of Thanks: The meeting was concluded with a vote of thanks by Mr.G.Venkatraman, Director.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K.Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary